Exhibit 6.16

INTEREST BEARING PROMISSORY NOTE

Principal: $[AMOUNT]	DUE ON DEMAND

FOR VALUE RECEIVED, the undersigned hereby acknowledges itself indebted and promises to pay to or to the order of [HOLDER] (the “Holder”) the principal sum of $[AMOUNT] (the “Principal”), plus accrued interest (the “Interest”), in lawful money of Canada at the head office of the Holder, which sum shall be payable ON DEMAND at any time after the date hereof. The Principal and accrued Interest is payable in cash.

Interest shall be payable on the Principal of this promissory note at the rate of eight percent (8%) per annum, compounded annually.

The undersigned may prepay the Principal in whole or in part at any time or from time to time without notice, penalty or bonus. All payments received under this promissory note shall be applied first in satisfaction of any accrued but unpaid Interest and then against any outstanding Principal.

The undersigned hereby waives the benefits of division and discussion, demand and presentment for payment, notice of non-payment, protest and notice of protest of this promissory note.

This promissory note shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable hereof and shall not be changed, modified, discharged or cancelled orally or in any manner other than by agreement in writing signed by the Holder, its successors or assigns.

IN WITNESS WHEREOF the undersigned has executed this promissory note as of the
[DAY] day of [MONTH], [YEAR].

MODERN MINING TECHNOLOGY CORP.

Per:
Kuljit Basi
Chief Executive Officer